FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefonica, S.A. wins the tender for acquiring 51.1% of equity in Cesky Telecom a.s.	3

Further to the notification on March 31st, 2005, Telefonica S.A., as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores) hereby reports the following

SIGNIFICANT EVENT

As part of the privatisation of listed Czech company Cesky Telecom a.s., the government of the Czech Republic publicly announced in official information today that the bid submitted by Telefonica S.A. has won the tender for acquiring 51.1% of equity in the company. The Czech government thus adhered to the non-binding recommendation made on March 30th by the Privatisation Committee formed for this process.

After the decision adopted today by the Czech cabinet, implementation of the operation remains subject to fulfilment of various contractual terms, including the corresponding approval of European competition authorities. Telefonica S.A. considers that in normal circumstances the acquisition could be implemented in the third quarter of 2005.

The acquisition by Telefonica S.A. of 51.1% of equity in Cesky Telecom a.s. implies a public offer being made subsequently to purchase the remaining 48.9% of company equity.

Madrid, April 6th, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 6th, 2005	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors